SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 7)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Lennar Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.10 per share

(Title of Class of Securities)

526057104

(CUSIP Number of Class of Securities)

Katherine Lee Martin

Lennar Corporation

5505 Waterford District Drive, Miami, Florida 33126

Telephone: (305) 559-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Craig B. Brod

Lillian Tsu

Shuangjun Wang

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Lennar Corporation, a Delaware corporation (“Lennar”) with the Securities and Exchange Commission (the “SEC”) on October 10, 2025, as amended by Amendment No. 1 thereto filed by Lennar with the SEC on October 24, 2025, Amendment No. 2 thereto filed by Lennar with the SEC on November 3, 2025, Amendment No. 3 thereto filed by Lennar with the SEC on November 5, 2025, Amendment No. 4 thereto filed by Lennar with the SEC on November 10, 2025, Amendment No. 5 thereto filed by Lennar with the SEC on November 17, 2025 and Amendment No. 6 thereto filed by Lennar with the SEC on November 20, 2025 (the “Schedule TO”). This Amendment relates to the offer by Lennar to exchange up to an aggregate of 33,298,764 shares of Class A common stock of Millrose Properties, Inc., a Maryland corporation (“Millrose”), par value $0.01 per share (“Millrose Class A Common Stock”), for outstanding shares of Class A common stock of Lennar, par value $0.10 per share (“Lennar Class A Common Stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated November 19, 2025 (the “Prospectus”) that forms a part of the Registration Statement (as defined below), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(4)(xxxiii), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Millrose has filed with the SEC under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-290810) (as amended through the date hereof, the “Registration Statement”) to register shares of Millrose Class A Common Stock offered in exchange for shares of Lennar Class A Common Stock tendered in the Exchange Offer.

As permitted by General Instruction F to Schedule TO, the information set forth in the Letter of Transmittal, the Instruction Booklet to the Letter of Transmittal and the Prospectus (the “Exchange Offer Documents”), copies of which are attached hereto as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(4)(xxxiii), respectively, is hereby expressly incorporated by reference in response to all the items of this Amendment, except as otherwise set forth below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information included in the Exchange Offer Documents, is hereby amended and supplemented by adding the following thereto:

(a) Material Terms.

The Exchange Offer expired at 12:00 midnight, New York City time, on November 21, 2025. The Exchange Offer was oversubscribed. Based on a preliminary count by the exchange agent, Computershare Trust Company, N.A. (the “Exchange Agent”), 91,972,752 shares of Lennar Class A Common Stock were validly tendered and not validly withdrawn, including 31,341,148 shares of Lennar Class A Common Stock that were validly tendered by notice of guaranteed delivery. Based on the Final Exchange Ratio, Lennar intends to accept 8,049,596 of the tendered shares in exchange for the 33,298,764 shares of Millrose Class A Common Stock offered by Lennar in the Exchange Offer. Because the Exchange Offer was oversubscribed, Lennar is accepting only a portion of the shares of Lennar Class A Common Stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered.

Stockholders who owned fewer than 100 shares of Lennar Class A common stock, or an “odd-lot,” who have validly tendered all of their shares, will not be subject to proration, in accordance with the terms of the Exchange Offer. Based on the total number of shares of Lennar Class A Common Stock reported to be tendered prior to the Expiration Date, approximately 7.97% of the tendered shares of Lennar Class A Common Stock will be exchanged, assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the Exchange Offer.

Lennar expects to announce the final proration factor promptly following the expiration of the guaranteed delivery period. Shares of Lennar Class A Common Stock tendered but not accepted for exchange will be returned to the tendering stockholders in book-entry form promptly after the final proration factor is announced. In addition, the Exchange Agent will promptly credit shares of Millrose Class A Common Stock in book-entry form to accounts maintained by the Millrose transfer agent for tendering stockholders whose shares of Lennar Class A Common Stock were accepted in the Exchange Offer. Checks in lieu of fractional shares of Millrose Class A common stock will be delivered after the Exchange Agent has aggregated all fractional shares and sold them in the open market.

On November 24, 2025, Lennar issued a press release announcing the preliminary results of the Exchange Offer, a copy of which is attached as Exhibit (a)(4)(xxxvii) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(4)(xxxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 20, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on November 21, 2025).

(a)(4)(xxxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 21, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on November 21, 2025).

(a)(4)(xxxvii)	Press Release by Lennar, dated November 24, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on November 24, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LENNAR CORPORATION

By:	/s/ Diane Bessette
Name: Diane Bessette
Title: Vice President and Chief Financial Officer

Dated:	November 24, 2025